ECLIPSE FUNDS
51 Madison Avenue
New York, NY 10010

August 26, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds – Schedule 14A

Dear Ms. Hatch:

This letter responds to comments you provided regarding the Schedule 14A relating to the subadvisor proxy statement involving the MainStay Small Company Value Fund, a series of Eclipse Funds (the “Registrant”) which was filed with the Commission on July 17, 2009.

Your comments and the Registrant’s responses thereto are provided below.

Comment 1:   In the section entitled, “Were there any Other Changes Approved by the Board in Connection With the Approval of the Subadvisory Agreement?” you asked us to consider discussing in detail all the changes that the Board approved at the special meeting held on June 23, 2009.

Response:   The proxy statement has been revised in accordance with your request.

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If you have any questions concerning the foregoing, please contact me at (973) 394-4436.

Sincerely,

/s/ Barry E. Simmons
Barry E. Simmons
Assistant Secretary
Eclipse Funds

cc:	Marguerite E.H. Morrison, New York Life Investment Management LLC
Sander Bieber, Dechert, LLP